Mileberry, Inc.



ANNUAL REPORT

8 THE GREEN, STE A

Dover, DE 19901

(415) 795-7858

https://mileberry.com/

This Annual Report is dated April 27, 2023.

BUSINESS

Mileberry develops one of the first carrier agnostic (independent) parcel locker networks in the US, which we believe is disrupting the $150 bln last-mile delivery market. Our product Mileberry Hub is an innovative modular parcel locker and a fast, affordable and safe way to receive your online orders from any e-commerce website and also grocery orders(will be stored in cooling compartments), restaurant delivery orders(will be stored in heated compartments) and vending modules to buy first necessity items. Mileberry Hub is solar-powered, carbon neutral, and very secure. We also offer outbound shipments and return shipments to your retailer.

Mileberry was formed as a Delaware C-Corp in January of 2022.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 1,000,000
Use of proceeds: operations
Date: January 04, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $500,000.00
Use of proceeds: Operations
Date: March 06, 2022
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

How long can the business operate without revenue:

In the past, we raised funds for R&D and operations from the founders and VC fund. We have cash for the next 18 months of operations and during this time we plan to raise pre-series A round.

Foreseeable major expenses based on projections:

The major expenses are operations and business development. At this time they constitute $25k a month. Depending on the amount that we would raise during Reg CF, those expenses might increase in order for us to meet increase in the customer orders.

Future operational challenges:

The future challenge that we see relates to the faster than expected growth, which may result in operational and hiring bottlenecks. We have a very strong business development team that constantly analyzes our sales dynamics and customer acquisition.

Future challenges related to capital resources:

The future challenge that we see regarding the capital resources are market and economy dynamics. If the economy will enter recession period, it might be challenging to raise Series A or additional rounds of capital in the future.

Future milestones and events:

We do plan to generate around $1M in revenue within next 12 months. We already started supplying Mileberry product to the customers.

Please note Mileberry was formed in January 2022 and so our financials relate to FY 2022 until December 31, 2022 when they were completed.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $4,158.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Mileberry Inc has repaid all convertible notes.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Roman Novozhenov

Roman Novozhenov's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO and Director
Dates of Service: November, 2021 - Present
Responsibilities: Day-to-day management of the business. Currently, Roman does not take a salary as the business is developing. However, the following proposed plan is in place: once the Company hits $1m in revenue all co-founders will get an $80k annual salary.

Other business experience in the past three years:

Other business experience in the past three years:

Employer: Omnic
Title: Chief Consulting OFficer
Dates of Service: January, 2020 - June, 2021
Responsibilities: Responsible for project operations, product customization

Name: Andreas Wuzke

Andreas Wuzke's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Business Development Officer
Dates of Service: December, 2021 - Present
Responsibilities: business development, partnerships, sales. Currently does not take a salary.

Other business experience in the past three years:

Employer: Click&Collect Service GmbH
Title: CEO
Dates of Service: September, 2016 - December, 2021
Responsibilities: logistics, e-commerce. Sales and building partnerships

Name: Stephanie Peter Omale

Stephanie Peter Omale's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Marketing Officer
Dates of Service: December, 2021 - Present
Responsibilities: Launching marketing and PR campaigns. Currently does not take a salary.

Other business experience in the past three years:

Employer: QuickCheck
Title: Marketing Manager
Dates of Service: September, 2018 - August, 2021
Responsibilities: marketing

Other business experience in the past three years:

Employer: Carbon
Title: Head of Online Marketing
Dates of Service: August, 2021 - March, 2022
Responsibilities: Marketing

Other business experience in the past three years:

Employer: Afriex
Title: Marketing/Growth
Dates of Service: July, 2022 - Present
Responsibilities: Assists the company with marketing

Name: Leo Listovshchyk

Leo Listovshchyk's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO
Dates of Service: January, 2022 - Present
Responsibilities: CTO

Other business experience in the past three years:

Employer: MAGO SA
Title: Head of Construction
Dates of Service: February, 2017 - July, 2021
Responsibilities: Head of Construction

Name: Adrian Smith

Adrian Smith's current primary role is with Pye Tait Consulting. Adrian Smith currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director
Dates of Service: February, 2022 - Present
Responsibilities: Strategy advising

Other business experience in the past three years:

Employer: HSBC Bank plcHSBC Bank plc
Title: Sales Executive
Dates of Service: November, 2001 - July, 2008
Responsibilities: Responsible for closing B2B deals

Other business experience in the past three years:

Employer: Pye Tait Consulting
Title: Consultant
Dates of Service: July, 2008 - Present
Responsibilities: Working in the logistics, last mile delivery, e-commerce sectors

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Roman Novozhenov
Amount and nature of Beneficial ownership: 510,000
Percent of class: 51.0

Title of class: Common Stock

Stockholder Name: Andreas Wuzke
Amount and nature of Beneficial ownership: 290,000
Percent of class: 29.0

Title of class: Common Stock
Stockholder Name: Stephanie Peter Omale
Amount and nature of Beneficial ownership: 200,000
Percent of class: 20.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

Common Stock

The amount of security authorized is 3,000,000 with a total of 1,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Mileberry Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service We are reliant on one main type of service - the last mile delivery parcel locker market. We may never have an operational product or service It is possible that there may never be an operational Mileberry delivery hubs or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Delays or cost overruns in the development of our Mileberry delivery hubs and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Mileberry was formed on 01/04/2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Mileberry has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Mileberry delivery hubs is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Mileberry or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Mileberry could harm our reputation and materially negatively impact our financial condition and business. Market Conditions An investment in Mileberry is speculative and may involve substantial investment and other risks. Such risks may include, without limitation, risk of adverse or unanticipated market developments, risk of market competition, risk with respect to the execution of Mileberry's business objectives, and risk of illiquidity. The performance results of an investment in Mileberry can be volatile. No representation is made that the Mileberry will achieve certain performance goals or that any investment in Mileberry will make any profit or will not sustain losses. Past performance is no indication of future results. There may be no secondary market for the Mileberry stock and it may be subject to substantial transfer restrictions. Team Mileberry has assembled a quality team to grow the company. However, it is possible that the company will not be able to successfully implement future components of the business model. If Mileberry is unable to operationalize key functionality, or the market does not respond positively to the key features, some or all of the usefulness of Mileberry platform may be at risk, despite any corrective actions Mileberry may take. Third Parties Mileberry may rely on third parties to develop the product. Mileberry may be unable to retain third parties with the requisite expertise, and those it does retain may not adequately perform their obligations under an agreement with Mileberry. Business Model Although Mileberry already has understanding of the business model and future monetization plans, Mileberry may make changes to the business model and monetization strategy for any number of reasons. Liquidation If Mileberry runs out of cash and not able to successfully monetize the business and/or raise additional capital, it may need to liquidate the business. Monetization Strategy The Company may change its financial monetization strategy in the future that can drastically impact financial projections. For example, the Company may elect for a longer period to offer free services in order to attract more customers/users. Such decisions may impact the financial plan and projections that were stated earlier by the management. Management Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. Future Plans The Company may never receive a future equity financing or elect to convert the

Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2023.

Mileberry, Inc.

By /s/ *Roman Novozhenov*

    Name: <u>Mileberry Inc</u>

    Title: Chief Executive Officer, co-founder

Exhibit A

FINANCIAL STATEMENTS

MILEBERRY INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Independent Accountant's Review Report 2

Balance Sheet 3

Statement of Income 4

Statement of Equity 5

Statement of Cash Flows 6

Notes to the Financial Statements 7



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Mileberry Inc.
San Francisco, California

We have reviewed the accompanying financial statements of Mileberry Inc., which comprise the balance sheet as of December 31, 2022, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Mileberry Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
April 26, 2023

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MILEBERRY INC.
BALANCE SHEET
DECEMBER 31, 2022
(unaudited)

ASSETS

CURRENT ASSETS

Cash and cash equivalents

$ 4,158

TOTAL CURRENT ASSETS

4,158

OTHER ASSETS

Software development costs

147,000

TOTAL ASSETS

$ 151,158

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable

$ -

TOTAL CURRENT LIABILITIES

-

TOTAL LIABILITIES

-

SHAREHOLDERS' EQUITY

Treasury stock, see note 5

(250,000)

Common stock, see note 5

62

Additional paid-in capital

499,569

Accumulated deficit

(98,473)

TOTAL SHAREHOLDERS' EQUITY

151,158

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY

$ 151,158

See independent accountant's review report and accompanying notes to financial statements.

MILEBERRY INC.
STATEMENT OF INCOME
DECEMBER 31, 2022
(unaudited)

REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
General and administrative		5,013
Professional fees		3,000
Salary and wages		53,000
Sales and marketing		32,583
TOTAL OPERATING EXPENSES		93,596
NET OPERATING LOSS		(93,596)
OTHER INCOME/(EXPENSES)		
Interest expense		(4,877)
TOTAL OTHER INCOME/(EXPENSES)		(4,877)
NET LOSS	$	(98,473)

See independent accountant's review report and accompanying notes to financial statements.

MILEBERRY INC.
STATEMENT OF EQUITY
DECEMBER 31, 2022
(unaudited)

	Treasury Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, JANUARY 4, 2022 (INCEPTION)	-	$ -	-	$ -	-	$ -	$ -
Issuance of common stock	-	-	61,666	62	523,197	-	$ 523,259
Equity issuance fees	-	-	-	-	(23,628)	-	$ (23,628)
Repurchase of common stock	51,020	(250,000)	-	-	-	-	$ (250,000)
Net loss	-	-	-	-	-	(98,473)	$ (98,473)
ENDING BALANCE, DECEMBER 31, 2022	51,020	$ (250,000)	61,666	$ 62	$ 499,569	$ (98,473)	$ 151,158

MILEBERRY INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2022
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(98,473)
Adjustments to reconcile net income to net cash provided by operating activities:		
Operating expense		90,000
CASH USED FOR OPERATING ACTIVITIES		(8,473)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid to treasury stock		(250,000)
Issuance of convertible note		500,000
Repayment of convertible note		(500,000)
Issuance of common stock		262,631
CASH PROVIDED BY FINANCING ACTIVITIES		12,631
NET INCREASE IN CASH		4,158
CASH AT INCEPTION		-
CASH AT END OF PERIOD	$	4,158

CASH PAID DURING THE YEAR FOR:

INTEREST	$	4,877
INCOME TAXES	$	-

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
Mileberry Inc. (the "Company") was incorporated in the State of Delaware on January 4, 2022. The Company specializes in a postage and delivery hub with the following modules of postal, laundry, fresh, vending, and hot. Additionally, the hubs are solar powered, modular construction, available for C2C, contactless delivery, and available 24/7.

Going Concern
Since Inception, the Company has relied on funds from convertible notes and common stock issued to fund its operations. As of December 31, 2022, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2022, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short-term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the year presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2022, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Accounts Receivable (continued)

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2022, the Company had no accounts receivable.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

1. **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling delivery service hubs. The Company's payments are generally collected upfront. For the year ending December 31, 2022, the Company recognized nil revenue.

Software Development Costs
In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the Mileberry platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company anticipates beginning amortizing the costs, later in 2023.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the year ending December 31, 2022.

1.   **Summary of Significant Accounting Policies (continued)**

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Convertible Notes**

During 2022, the Company issued one convertible promissory note for a total of $500,000. The note carries a 4% APR, maturity date in May 2022, valuation rate of $5,000,000 and a 20% discount rate. The convertible promissory notes are unsecured and are convertible into shares of the Company's preferred stock upon a subsequent qualified financing event, sale of the company or at the maturity date.

In the event of a qualified financing event the notes and accrued interest are convertible into a price per share equal to the lesser of (i) 80% of the price per share paid by the other purchasers of the preferred stock sold in the qualified financing and (ii) an amount obtained by dividing 5,000,0000 by the fully diluted capitalization of the Company. In the event that a qualified financing does not occur, the notes and accrued interest are convertible into the number of shares obtained by dividing 5,000,000 by the fully diluted capitalization of the Company. In the event of a conversion upon change of control, the notes and accrued interest are either due and payable immediately prior to the closing or convert the same way it would upon maturity.

During the year ending December 31, 2022, the Company repaid the convertible note to the investor, along with $4,877 in accrued interest.

4. **Crowdfunding Offering**

The Company is currently offering (the "Crowdfunded Offering") up to $1,069,999 in common stock. The Company is attempting to raise a minimum amount of $9,996 in this offering and up to $1,069,999 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunding offering is being made by StartEngine Capital, LLC (the "Intermediary"). The Intermediary is entitled to receive up to a 9% commission and three percent of securities on the total amounts raised.

During 2022, the Company successfully issued a total of $286,159 of capital and issued a total of 51,666 shares of common stock. The Company paid a total of $23,628 in fees to the Intermediary.

5. **Equity**

Treasury Stock
During 2022, the board of directors authorized the purchase of 51,020 shares of the Company's common stock at the aggregate cost of $250,000.

Common Stock
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 3,000,000 shares, at $0.001 par value per share. As of December 31, 2022, 61,666 shares have been issued and are outstanding.

6. **Going Concern**

These financial statements are prepared on a going concern basis. The Company was incorporated on January 4, 2022, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

7. **Subsequent Events**

Crowdfunding Offering
The Company closed its campaign with StartEngine Capital, LLC in February 2023. At the close of the offering the Company closed on a total of $302,292 and issued a total of 53,971 shares of common stock.

Managements Evaluation
The Company has evaluated subsequent events through April 26, 2023, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

CERTIFICATION

I, Roman Novozhenov, Principal Executive Officer of Mileberry, Inc., hereby certify that the financial statements of Mileberry, Inc. included in this Report are true and complete in all material respects.

Roman Novozhenov

Chief Executive Officer, co-founder